EXHIBIT 11

HILLS BANCORPORATION	Exhibit 11

STATEMENT RE COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

	Year Ended December 31,

	2008	2007	2006

Shares of common stock, beginning	4,490,107	4,503,738	4,562,237

Shares of common stock, ending	4,440,545	4,490,107	4,503,738

Computation of weighted average number of basic and diluted shares:
Common shares outstanding at the beginning of the year	4,490,107	4,503,738	4,562,237
Weighted average number of net shares issued (redeemed)	(22,122)	(4,158)	(6,215)

Weighted average shares outstanding (basic)	4,467,985	4,499,580	4,556,022
Weighted average of potential dilutive shares attributable to stock options granted, computed under the treasury stock method	15,202	19,495	25,581

Weighted average number of shares (diluted)	4,483,187	4,519,075	4,581,603

Net income (In Thousands)	$14,140	$16,143	$15,559

Earnings per share:
Basic	$3.16	$3.59	$3.42

Diluted	$3.15	$3.57	$3.39

Dividends per common share	$0.91	$0.86	$0.81